Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-251820) of Ingersoll Rand Inc., of our report dated June 16, 2023, with respect to the statements of net assets available for benefits of the Ingersoll Rand Retirement Savings Plan as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended and the related notes, and the supplemental schedules of Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022 which report appears in the December 31, 2022 annual report on Form 11-K of the Ingersoll Rand Retirement Savings Plan.

/s/ RubinBrown LLP

Kansas City, Missouri
June 16, 2023